UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2002

Richard W. Davies
Vice President,
General Counsel and Secretary
Hubbell Incorporated
584 Derby Milford Road
P.O. Box 549
Orange, CT 06477-4024

Re: Hubbell Incorporated
Incoming letter dated December 3, 2001

Dear Mr. Davies:

This is in response to your letter dated December 3, 2001 concerning the shareholder proposal submitted to Hubbell by Calvert Asset Management Company Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Reno Martini
Senior VP and Chief Investment Officer
Calvert Asset Management Company Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Richard W. Davies
Vice President, General Counsel
and Secretary

Hubbell Incorporated
584 Derby Milford Road
P.O. Box 549
Orange, CT 06477-4024
203 799-4100
203 799-4333 Fax

December 3, 2001

Certified Mail 7000 0600 0029 3289 5559
Return Receipt Requested

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Hubbell Incorporated
May 6, 2002 Annual Meeting of Shareholders
Shareholder Proposal on Board Inclusiveness/Board Diversity
SEC File #1-2958

Gentlemen:

On October 9, 2001, Hubbell Incorporated, a Connecticut corporation (the "Company") received the attached shareholder proposal (the "Proposal") for inclusion in the Company's proxy statement and for vote at the Company's May 6, 2002 Annual Meeting of Shareholders. The Proposal was submitted by Calvert Investments, 4550 Montgomery Avenue, Bethesda, MD 20814, which purports to hold 250 shares of common stock of the Company.

The Proposal is related to Board Inclusiveness. A substantially similar shareholder proposal on Board Inclusiveness was submitted to the Company by the American Baptist Home Mission Society and included in the Company's proxy statements dated March 21, 1997, March 23, 1998, and March 22, 1999, relating to the Company's Annual Meeting of Shareholders held on May 5, 1997, May 4, 1998, and May 3, 1999, respectively.

At the Company's May 3, 1999 Annual Meeting of Shareholders, the previous shareholder proposal on Board Inclusiveness was defeated, having received 17,915,749 affirmative votes, with 190,286,368 negative votes and 3,883,974 votes abstained. The affirmative votes received on this previous shareholder proposal on Board Inclusiveness was **less than 10 percent (10%) of the votes cast on the proposal**.

Pursuant to Securities and Exchange Commission Regulation 14A, **Rule 14(a-8)(i)(12)(iii)**, the Proposal may be excluded from the Company's proxy statement pertaining to its May 6, 2002 Annual Meeting of Shareholders. Rule 14(a-8)(i)(12) states, in relevant part:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may

exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received…

(iii) less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years…."

Since (1) the Proposal is substantially similar to the previous shareholder proposal submitted and included in the Company's proxy statements for its Annual Meetings of Shareholders held in 1997, 1998 and 1999, (2) at the Company's May 3, 1999 Annual Meeting of Shareholders the previous shareholder proposal received less than 10% of the votes cast on said proposal, and (3) the third calendar year following the May 3, 1999 Annual Meeting of Shareholders ends December 31, 2002, the Company may and intends to exclude the Proposal from the Company's proxy statement for consideration at the Company's May 6, 2002 Annual Meeting of Shareholders.

The Company is simultaneously providing Calvert Investments with a copy of this submission.

Very truly yours,

HUBBELL INCORPORATED

By: [signature]
Richard W. Davies
Vice President, General Counsel and Secretary

L:\P\ANNL\SECNOPROP

Enclosure (six sets of cover letter with attachment)

cc: Calvert Investments *(Cert. Mail, Ret. Rec. Req. 7000 0600 0029 3289 5566)*
4450 Montgomery Avenue
Bethesda, MD 20814
Attn: Reno Martini
Sr. Vice President and
Chief Investment Officer

Judy McLevey, 17th Floor *(Cert. Mail, Ret. Rec. Req. 7000 0600 0029 3289 5580)*
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005

October 9, 2001

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

Richard W. Davies
Vice President, Corporate Secretary
And General Counsel
Hubbell, Inc.
584 Derby Milford Road
Orange, CT 06477-4024

Dear Mr. Davies:

Calvert Asset Management Company Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert Group's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

As of close of business on September 6, 2001, The Calvert Social Index Fund held 250 shares of common stock in Hubbell, Inc. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 200 of these securities have been held for at least one year and the Fund intends to own shares in Hubbell, Inc. through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

CAMCO is filing the enclosed resolution seeking greater diversity on the company's board of directors. Earlier this year, CAMCO representative Nikki Daruwala contacted management several times via mail and telephone to obtain information on the company's diversity practices, including management's position on diversity among board members (copy of correspondence enclosed). We are disappointed with management's lack of response to our repeated inquiries. Calvert believes the judgments and perspectives of a diverse board would serve to improve the quality of corporate decision-making; therefore, we actively encourage diversity among board members.

Calvert's socially responsible investment process is based on the belief that recognizing the importance of human dignity and caring for our natural environment are essential to the long-term health and well being of our increasingly interdependent world. Therefore, we believe that it is critical to consider not only financial information when making investment decisions, but also to analyze the social responsibility of a company in terms of workplace and environmental programs, and any impact on indigenous people, human rights, community relations, and product quality (see our website http://www.calvert.com for more information).

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to senior social research analyst Nikki Daruwala at (301) 657-7061, fax (301) 654-2960, or email: nikki.daruwala@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Hubbell, Inc. - Shareholder Resolution Requesting Board Inclusiveness Proposed by Calvert Asset Management Company, Inc.

WHEREAS:

We believe that Hubbell is operating in an increasingly diverse global environment. The company can only benefit from the deliberate recruitment of qualified directors who reflect the people in the workforce and marketplace of the 21st Century;

We believe the Department of Labor's 1995 Glass Ceiling Commission report "Good For Business: Making Full Use of the Nation's Human Capital" confirms that diversity and inclusiveness within corporations has a positive impact on the bottom line;

We believe that the board of directors of many publicly-owned companies have benefited from the perspectives brought to their decision-making by their well qualified board members of both genders and of diverse backgrounds;

We believe that Hubbell currently has a distinguished board of eight persons. Unfortunately, this board does not include women or minority representatives;

We believe that the board of directors, or its nominating committee should take every reasonable step to ensure that women and minorities are in the pool from which board nominees are chosen.

BE IT RESOLVED:

That the board of directors, or its nominating committee in its search for suitable board candidates make a greater effort to search for qualified women and minority candidates for nomination to the board of directors;

That the company provide to shareholders, at reasonable expense, a report which includes a description of:

- Efforts to encourage diversified representation on the board;
- Criteria for board qualification;
- The process of selecting board nominations; and
- The selection process for board committee members.

STATE STREET.
For Everything You Invest In™

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0623
Facsimile: 617-988-0794
jmarruda@statestreet.com

September 12, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of September 6, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Hubbell Incorporated (Cusip number 443510201). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 9/6/01	Shares Held for 1 Year
D872	Calvert Social Index Portfolio	250	200

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

4550 Montgomery Ave. 1000N
Bethesda, MD 20814

FACSIMILE

To:	Timothy Powers
	Chief Financial Officer
Company:	Hubbell Inc.
Phone:	203-799-4100
Fax:	203-799-4223
From:	Nikki Daruwala
Company:	Calvert Asset Management Company
Phone:	(301) 654-7061
Fax:	(301) 654-2960
Date:	7/20/01
Pages including cover page:	3

Comments:

Dear Mr. Powers

On March 3rd, 2001 we sent you a request for information on Hubbell, Inc.'s diversity policies and programs. We are re-submitting our request for information. Please respond, including a verification on the demographic composition of the board. Thank you.

Sincerely,

Nikki Daruwala

Sr. Social Research Analyst
CALVERT ASSET MANAGEMENT COMPANY

Calvert Group®
A member of The Acacia Group

CALVERT ASSET MANAGEMENT COMPANY, INC.
4550 Montgomery Avenue
Bethesda, Maryland 20814
(301) 951-4800

March 3, 2001

Timothy Powers.
Chief Financial Officer
Hubbell Inc.
584 Derby Milford Road
Orange, CT 06477

Dear Mr. Powers:

I am writing to you on behalf of the Calvert Asset Management Company ("CAMCO"), which is the investment advisor for 12 socially responsible mutual funds sponsored by the Calvert Group, Ltd. This family of mutual funds represents over 100,000 shareholders and over $2 billion in assets under management. Your company is also included in the Calvert Social Index™, which is a broad-based, rigorously constructed benchmark of large, U.S.-based socially responsible companies. Companies in the Index meet Calvert's standards in the environment, workplace issues, product safety, community relations, military weapons contracting, international operations and human rights, and respect for indigenous peoples.

CAMCO's socially responsible investment strategy seeks to invest in companies with good labor, environment and human rights records. One of our priorities has been to support corporate commitments to equal employment opportunity, diversity and affirmative action. CAMCO strongly believes that there exists a positive correlation between management's commitment to a diverse workforce and overall workforce productivity. We are very concerned by the U.S. Department of Labor Glass Ceiling Commission's report titled "Good For Business: Making Full Use of the Nation's Human Capital" which states that although women and minorities account for 57 percent of the workforce, they hold only five percent of the jobs in senior management.

In an on-going effort to stay apprised of the current trends and practices of corporate management in the area of labor and employment, we periodically review the records of successful corporate practices. We are currently in the process of updating our files on your company. As long-standing shareholders we are requesting the following information:

1. We would like to receive information on your corporate equal employment opportunity/ affirmative action policies and programs, including specific policies on sexual harassment, disability compliance and sexual orientation.

2. We would appreciate a copy of your company's consolidated federal EEO-1 form for 2000 and 1999. In addition, we are also interested in the demographic composition by race and gender of the company's senior management and your board of directors.

3. We also request any information you can provide on programs, policies and recruitment efforts to supporting career advancement and training for women and minority employees.

We thank you in advance for addressing our concerns. Please feel free to include any additional information that might be of use to us. If you have any questions or comments, please feel free to contact me at the above address or via phone at (301) 657-7061 or by email at nikki.daruwala@calvert.com.

Sincerely,

Nikki Daruwala
Senior Social Research Analyst

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hubbell Incorporated
Incoming letter dated December 3, 2002

The proposal relates to Hubbell's efforts to encourage diversified representation on its board.

There appears to be some basis for your view that Hubbell may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Hubbell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor